CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2006 AUG -8 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
AUG 0 8 2006
THOMSON FINANCIAL

Our Ref: GCSS-EL/1917/06/LTR

4 August 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549 [redacted]
United States of America

BY COURIER

SUPPL

06015838

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 19 July 2006 (*Announcement by subsidiary company, Millennium & Copthorne Hotels plc on (1) Initial Public Offering of CDL Hospitality Trusts; (2)(a) Completion of Acquisition of Orchard Hotel, M Hotel, Copthorne King's Hotel and Orchard Hotel Shopping Arcade by CDL Hospitality Real Estate Investment Trust ("H-REIT"); and 2(b) Delivery of Possession of Grand Copthorne Waterfront Hotel to H-REIT*);

- 19 July 2006 (*(1) Initial Public Offering of CDL Hospitality Trusts; (2)(a) Completion of Acquisition of Orchard Hotel, M Hotel, Copthorne King's Hotel and Orchard Hotel Shopping Arcade by CDL Hospitality Real Estate Investment Trust ("H-REIT"); and 2(b) Delivery of Possession of Grand Copthorne Waterfront Hotel to H-REIT*);

- 20 July 2006 (*Sale of Property Units at The Oceanfront @ Sentosa Cove to Interested Persons and Relatives of Directors of City Developments Limited*);

- 25 July 2006 (*Media Release – City Developments Limited Awarded Sentosa Cove's Quayside Collection*);

- 26 July 2006 (*Announcement by subsidiary company, Millennium & Copthorne Hotels plc on Board Change*);

- 28 July 2006 (*Scheduled date for release of the Second Quarter and Half Year 2006 Financial Results*);

- 1 August 2006 (*Announcement of Half Year Results of Subsidiary Company, CDL Investments New Zealand Limited*);

.../2

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

- 3 August 2006 (*Announcement of Half Year Results of Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

EL/kw

Please reply to Corporate Secretarial Services Department,
36 Robinson Road, #03-01, City House, Singapore 06877. Fax No: (65) 6225 4959
Writer's Tel: (65) 6877 8278

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	19-Jul-2006 17:04:35
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by subsidiary company, Millennium & Copthorne Hotels plc on (1) Initial Public Offering of CDL Hospitality Trusts; (2)(a) Completion of acquisition of Orchard Hotel, M Hotel, Copthorne King's Hotel and Orchard Hotel Shopping Arcade by CDL Hospitality Real Estate Investment Trust ("H-REIT"); and 2(b) Delivery of possession of Grand Copthorne Waterfront Hotel to H-REIT
Description	Please refer to the attached announcement issued by Millennium & Copthorne Hotels plc on 19 July 2006.
Attachments:	MC_Announcement.pdf Total size = **29K** (2048K size limit recommended)

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19 July 2006

MILLENNIUM & COPTHORNE HOTELS PLC
("the Company")

ANNOUNCEMENT

INITIAL PUBLIC OFFERING OF CDL HOSPITALITY TRUSTS

We refer to our earlier announcements:

(1) dated 13 June 2006 in relation to the lodgement of CDL Hospitality Trusts' preliminary prospectus with the Monetary Authority of Singapore ("**MAS**") in connection with the proposed initial public offering of stapled securities ("**Stapled Securities**") in CDL Hospitality Trusts;

(2) dated 23 June 2006 that the above preliminary prospectus had been amended and lodged with the MAS; and

(3) dated 10 July 2006 in relation to the registration of the final prospectus of CDL Hospitality Trusts with the MAS in connection with the initial public offering (the "**Offering**") of 425,000,000 Stapled Securities by the manager of CDL Hospitality Real Estate Investment Trust ("**H-REIT**"), being M&C REIT Management Limited (the "**H-REIT Manager**"), and the trustee-manager of CDL Hospitality Business Trust ("**HBT**"), being M&C Business Trust Management Limited (the "**HBT Trustee-Manager**"), with the Company as the sponsor of the Offering.

Further to the above announcements, we are pleased to announce as follows.

ISSUE OF 698,000,000 STAPLED SECURITIES IN CDL HOSPITALITY TRUSTS

The H-REIT Manager and the HBT Trustee-Manager have today issued an aggregate of 698,000,000 Stapled Securities at the issue price of S$0.83 per Stapled Security, with each Stapled Security comprising a unit in H-REIT and a unit in HBT.

The 698,000,000 Stapled Securities consist of an aggregate of 425,000,000 Stapled Securities issued in connection with the Offering and 273,000,000 Stapled Securities issued to Hospitality Holdings Pte. Ltd., an indirect wholly owned subsidiary of the Company, pursuant to a subscription agreement dated 12 June 2006 entered into between Hospitality Holdings Pte. Ltd., the H-REIT Manager and the HBT Trustee-Manager.

The Stapled Securities are expected to be listed on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") at, and commence trading on a "ready" basis from, 2.00 p.m. today, 19 July 2006 (Wednesday), subject to the SGX-ST being satisfied that all conditions necessary for the commencement of trading in the Stapled Securities on a "ready" basis have been fulfilled.

(A) COMPLETION OF ACQUISITION OF ORCHARD HOTEL, M HOTEL, COPTHORNE KING'S HOTEL AND ORCHARD HOTEL SHOPPING ARCADE BY H-REIT AND (B) DELIVERY OF POSSESSION OF GRAND COPTHORNE WATERFRONT HOTEL TO H-REIT

H-REIT completed its acquisition of the following properties this morning:

(1) Orchard Hotel Singapore and Orchard Hotel Shopping Arcade, pursuant to a sale and purchase agreement dated 12 June 2006 between City Hotels Pte. Ltd., an indirect wholly

owned subsidiary of the Company, and DBS Trustee Limited, as trustee (the "**H-REIT Trustee**") of H-REIT;

(2) M Hotel Singapore, pursuant to a sale and purchase agreement dated 12 June 2006 between Harbour View Hotel Pte. Ltd., an indirect wholly owned subsidiary of the Company, and the H-REIT Trustee; and

(3) Copthorne King's Hotel Singapore, pursuant to a sale and purchase agreement dated 12 June 2006 between Republic Hotels & Resorts Limited, an indirect wholly owned subsidiary of the Company, and the H-REIT Trustee.

Further, pursuant to a sale and purchase agreement dated 12 June 2006 between City Developments Limited, the holding company of the Company, and the H-REIT Trustee in relation to the hotel known as Grand Copthorne Waterfront Hotel Singapore ("**Grand Copthorne Waterfront Hotel**"), H-REIT has this morning paid 90.0% of the purchase price to City Developments Limited and taken possession of the property. H-REIT will complete the acquisition of Grand Copthorne Waterfront Hotel following the excision and creation of a separate strata lot to comprise Grand Copthorne Waterfront Hotel.

The above properties, all of which are located in Singapore, comprise H-REIT's initial asset portfolio.

Concurrent with the completion of the sale and purchase agreements for Orchard Hotel and Orchard Hotel Shopping Arcade, Copthorne King's Hotel and M Hotel and the acceptance of delivery of possession of Grand Copthorne Waterfront Hotel, H-REIT has today entered into a 20-year fixed term lease with each of City Hotels Pte. Ltd., Republic Hotels & Resorts Limited and Harbour View Hotel Pte. Ltd., acting as the lessees of the hotels, with an option to renew for another term of 20 years at each lessee's option. Grand Copthorne Waterfront Hotel will be leased by H-REIT to Republic Hotels & Resorts Limited whilst the other three hotels will be leased to their respective vendors.

All dates and times referred to in this Announcement are Singapore dates and times. All corporations referred to in this Announcement, with the exception of the Company, are companies incorporated in Singapore.

ENQUIRIES

Millennium & Copthorne Hotels plc
Robin Lee, Senior Vice President Finance +44 (0) 20 7872 2444

Financial Dynamics
Ben Foster/Charles Watenphul +44 (0) 20 7831 3113

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	19-Jul-2006 12:49:40
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	(1) Initial Public Offering of CDL Hospitality Trusts; (2)(a) Completion of Acquisition of Orchard Hotel, M Hotel, Copthorne King's Hotel and Orchard Hotel Shopping Arcade by CDL Hospitality Real Estate Investment Trust ("H-REIT") and (2)(b) Delivery of Possession of Grand Copthorne Waterfront Hotel to H-REIT
Description	Please find attached the announcement relating to the above.
Attachments:	Announcement_CDL.pdf Total size = **28K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Incorporated in the Republic of Singapore)
(Registration No: 196300316Z)

ANNOUNCEMENT

INITIAL PUBLIC OFFERING OF CDL HOSPITALITY TRUSTS

We refer to:

(1) our announcement dated 13 June 2006 in relation to the lodgement of CDL Hospitality Trusts' preliminary prospectus with the Monetary Authority of Singapore ("**MAS**") in connection with the proposed initial public offering of stapled securities ("**Stapled Securities**") in CDL Hospitality Trusts;

(2) the announcement dated 23 June 2006 by our 53% owned subsidiary, Millennium & Copthorne Hotels plc ("**M&C**"), that the above preliminary prospectus had been amended and lodged with the MAS; and

(3) our announcement dated 10 July 2006 in relation to the registration of the final prospectus of CDL Hospitality Trusts with the MAS in connection with the initial public offering (the "**Offering**") of 425,000,000 Stapled Securities by the manager of CDL Hospitality Real Estate Investment Trust ("**H-REIT**"), being M&C REIT Management Limited (the "**H-REIT Manager**"), and the trustee-manager of CDL Hospitality Business Trust ("**HBT**"), being M&C Business Trust Management Limited (the "**HBT Trustee-Manager**"), with M&C as the sponsor of the Offering.

Further to the above announcements, we are pleased to announce as follows.

ISSUE OF 698,000,000 STAPLED SECURITIES IN CDL HOSPITALITY TRUSTS

The H-REIT Manager and the HBT Trustee-Manager have today issued an aggregate of 698,000,000 Stapled Securities at the issue price of S$0.83 per Stapled Security, with each Stapled Security comprising a unit in H-REIT and a unit in HBT.

The 698,000,000 Stapled Securities consist of an aggregate of 425,000,000 Stapled Securities issued in connection with the Offering and 273,000,000 Stapled Securities issued to Hospitality Holdings Pte. Ltd., an indirect wholly owned subsidiary of M&C, pursuant to a subscription agreement dated 12 June 2006 entered into between Hospitality Holdings Pte. Ltd., the H-REIT Manager and the HBT Trustee-Manager.

The Stapled Securities are expected to be listed on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") at, and commence trading on a "ready" basis, from 2.00 p.m. today, 19 July 2006 (Wednesday), subject to the SGX-ST being satisfied that all conditions necessary for the commencement of trading in the Stapled Securities on a "ready" basis have been fulfilled.

(A) COMPLETION OF ACQUISITION OF ORCHARD HOTEL, M HOTEL, COPTHORNE KING'S HOTEL AND ORCHARD HOTEL SHOPPING ARCADE BY H-REIT AND (B) DELIVERY OF POSSESSION OF GRAND COPTHORNE WATERFRONT HOTEL TO H-REIT

H-REIT completed its acquisition of the following properties this morning:

(1) Orchard Hotel Singapore ("**Orchard Hotel**") and Orchard Hotel Shopping Arcade, pursuant to a sale and purchase agreement dated 12 June 2006 between City Hotels Pte. Ltd., an indirect wholly owned subsidiary of M&C, and DBS Trustee Limited, as trustee (the "**H-REIT Trustee**") of H-REIT;

(2) M Hotel Singapore ("**M Hotel**"), pursuant to a sale and purchase agreement dated 12 June 2006 between Harbour View Hotel Pte. Ltd., an indirect wholly owned subsidiary of M&C, and the H-REIT Trustee; and

(3) Copthorne King's Hotel Singapore ("**Copthorne King's Hotel**"), pursuant to a sale and purchase agreement dated 12 June 2006 between Republic Hotels & Resorts Limited, an indirect wholly owned subsidiary of M&C, and the H-REIT Trustee.

Further, pursuant to a sale and purchase agreement dated 12 June 2006 between City Developments Limited (the "**Company**"), the holding company of M&C, and the H-REIT Trustee in relation to the hotel known as Grand Copthorne Waterfront Hotel Singapore ("**Grand Copthorne Waterfront Hotel**"), H-REIT has this morning paid 90.0% of the purchase price to the Company and taken possession of the property. H-REIT will complete the acquisition of Grand Copthorne Waterfront Hotel following the excision and creation of a separate strata lot to comprise Grand Copthorne Waterfront Hotel.

The above properties comprise H-REIT's initial asset portfolio.

Concurrent with the completion of the sale and purchase agreements for Orchard Hotel and Orchard Hotel Shopping Arcade, Copthorne King's Hotel and M Hotel and the acceptance of delivery of possession of Grand Copthorne Waterfront Hotel, H-REIT has today entered into a 20-year fixed term lease with each of City Hotels Pte. Ltd., Republic Hotels & Resorts Limited and Harbour View Hotel Pte. Ltd., acting as the lessees of the hotels, with an option to renew for another term of 20 years at each lessee's option. Grand Copthorne Waterfront Hotel will be leased by H-REIT to Republic Hotels & Resorts Limited whilst the other three hotels will be leased to their respective vendors.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

19 July 2006

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RECEIVED
2006 AUG -8 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	20-Jul-2006 17:11:11
Announcement No.	00040

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SALE OF PROPERTY UNITS AT THE OCEANFRONT @ SENTOSA COVE TO INTERESTED PERSONS AND RELATIVES OF DIRECTORS OF CITY DEVELOPMENTS LIMITED
Description	Please refer to the attached file on the above matter.
Attachments:	CDL_Ann.pdf Total size = **41K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

SALE OF PROPERTY UNITS AT THE OCEANFRONT @ SENTOSA COVE TO INTERESTED PERSONS AND RELATIVES OF DIRECTORS OF THE COMPANY

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce pursuant to Rule 910 of the Listing Manual of the Singapore Exchange Securities Trading Limited that the Board has approved the sale of eight units (the "Units") in the residential development known as The Oceanfront @ Sentosa Cove (the "Project") to the following persons who are 'interested persons' and/or 'relatives' of directors of the Company, both as defined in the Listing Manual.

	Name of Purchaser	Unit No.	Sale Price	% Discount given	Remarks
(1)	Mdm Cecilia Kok	291 Ocean Drive #03-13	$4,252,000.00	18%, being the discount offered to members of the public who purchase units in the Project at the time of the grant of the Option to Purchase to the Purchaser ("Public Discount") and an additional 2%, being the preferential discount offered to Directors of the Company and/or their spouse and children under the Company's Preferential Discount Scheme subject to the terms and conditions therein, for the purchase of units in the development projects of the Company, its subsidiaries and joint venture companies ("Preferential Discount").	Spouse of Mr Kwek Leng Beng, Chairman of the Board of Directors of CDL
(2)	Mdm Ong Siew Gim	289 Ocean Drive #08-11	$3,014,400.00	18% Public Discount and 2% Preferential Discount	Spouse of Mr Kwek Leng Joo, Managing Director of CDL
(3)	Mdm Kwek Geok Luan @ Kwek Lee Cheng	289 Ocean Drive #03-11	$3,000,380.00	18% Public Discount. No Preferential Discount.	Sister of Mr Kwek Leng Beng and Mr Kwek Leng Joo

	Name of Purchaser	Unit No.	Sale Price	% Discount given	Remarks
(4)	Mdm Quek Bee Heong	289 Ocean Drive #10-11	$3,116,000.00	18% Public Discount. No Preferential Discount.	Sister of Mr Kwek Leng Beng and Mr Kwek Leng Joo
(5)	Mr Kwek Leng Keow and Mdm Sharon Lee Teng Siew	289 Ocean Drive #09-11	$3,102,880.00	18% Public Discount. No Preferential Discount.	Brother and sister-in-law of Mr Kwek Leng Peck, a Director of CDL
(6)	Ms Michelle Kwek Tian Jun	289 Ocean Drive #06-12	$3,010,220.00	18% Public Discount. No Preferential Discount.	Niece of Mr Kwek Leng Peck
(7)	Mr Suchad Chiaranussati and Ms Yeo Wei Ping Patricia	289 Ocean Drive #05-11	$3,032,360.00	18% Public Discount. No Preferential Discount.	Nephew-in-law and niece of Mr Kwek Leng Beng and Mr Kwek Leng Joo
(8)	Mr Yeo Wee Eng Vincent	289 Ocean Drive #04-11	$3,015,960.00	18% Public Discount. No Preferential Discount.	Nephew of Mr Kwek Leng Beng and Mr Kwek Leng Joo

The Audit Committee of CDL has reviewed the terms and conditions for the proposed sale of each of the Units and has approved each sale. The Audit Committee is of the view that the terms of the proposed sale of each of the Units are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

Mr Kwek Leng Beng, Mr Kwek Leng Joo and Mr Kwek Leng Peck had abstained from the Board's review and approval of the proposed sale of the Units.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

20 July 2006

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	25-Jul-2006 10:13:36
Announcement No.	00015

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Media Release - City Developments Limited Awarded Sentosa Cove's Quayside Collection
Description	Media Release relating to the above subject matter is attached for information.
Attachments:	The_Quayside_Collection.pdf Total size = **46K** (2048K size limit recommended)

MEDIA RELEASE

For Immediate Release

CITY DEVELOPMENTS LIMITED Awarded SENTOSA COVE'S Quayside Collection

Marina quayside hub to include 320-room hotel, specialty shops, restaurants, SOHO offices & luxury residences

SINGAPORE, 24 July 2006 – Today, Sentosa Cove awarded the coveted marina quayside site, collectively coined *The Quayside Collection*, to City Developments Limited (CDL). Billed as Sentosa Cove's central hub around the marina, this development will enhance Singapore's appeal as one of the most attractive, vibrant and compelling lifestyle destinations in this region.

The *Quayside Collection* comprises land parcels for a seven-storey, 320-room five-star marina hotel, a three-storey waterfront commercial site and two six-storey condominium developments adjacent to the marina hotel. This successful award is collectively worth S$255 million to Sentosa and will contribute to the island's and surrounding precinct's leisure and entertainment amenities. This emerging southern Singapore neighbourhood includes Sentosa island (with its planned Sentosa Integrated Resort), HarbourFront, VivoCity, Singapore Cruise Centre, St James Power Station and Mount Faber.

CDL's winning concept – now termed as *The Quayside Isle* – will offer residents, tourists and locals the opportunity to experience a tropical marina-oriented lifestyle, with Singapore's first 5-star marina hotel, specialty retail shops, quaint restaurants, SOHO office suites and luxury residences. CDL also announced that it will partner Starwood to operate the Westin hotel with some 320 rooms, which sits on a site measuring 17,016sqm

Launched on 14 February this year, the Quayside Collection is Sentosa Cove's only commercial site for sale.

Flanking the hotel will be a three-storey retail and commercial development. The first two levels will offer a wide array of shops such as art galleries, bookstores, music and CD shops, handicraft stores, home-ware shops, fashion boutiques, jewellery stores amongst others, and restaurants, such as cafes, bakeries, ice cream parlours and juice bars, as well as other lifestyle service-oriented outlets specially catered for the Sentosa Cove residents such as gyms, spas and fitness centres with concierge services. There are also plans to incorporate shops that provide sailing-related accessories and also sea-sports services where big game fishing trips, diving trips as well as PADI courses can be organized. While most retail space span between 50sqm to 200sqm, there will also be a large gourmet marketplace occupying 300sqm.

Spanning 48,611sqm in total, CDL has committed a total of 5,732.3sqm as the gross floor area (GFA) for commercial development, out of which 66.7 per cent (or 3,821.5sqm) will be for retail use. The remaining 33.7 per cent, or 1,910.8sqm, will be developed into office space on the third and top level of the commercial development as the SOHO concept of office usage.

The Quayside Isle is envisaged as the new vibrant lifestyle centre of Sentosa Cove for residents and visitors alike when it is open to the public end 2009.

Visitors will be able to take balmy strolls on its timber boardwalk while sipping cocktails as the sun sets, dine at fine restaurants that overlook luxurious yachts moored at the pontoons, browse in charming shops that offer unique merchandise, and check into Singapore's first marina hotel that will boast sweeping vistas of the sea and One°15 marina.

"Sentosa Cove's quayside hub will offer a new lifestyle concept in luxury leisure, with first rate amenities and hotel accommodation. With City Developments Limited on board, we are now witnessing an exciting physical realization of our vision of a total leisure destination on Sentosa Island," Ms Jennie Chua, Chairman of Sentosa Cove, said.

Mr Kwek Leng Beng, Executive Chairman of CDL said, "We are honoured to have been awarded another coveted site. This provides us an additional opportunity to conceptualize something unique in this exclusive community."

Mr Kwek added, "CDL will make things happen. We will make our imprint on Sentosa, producing not only iconic hardware, but invigorate a holistic software that will give an unforgettable experience for those who live or visit Sentosa."

As part of the deal, two condominium land parcels adjacent to the hotel were also acquired by CDL. The proposed six-storey residential development which can yield up to 236 units may be for sale either on an en-bloc or strata title basis by CDL.

The tender for the Quayside Collection closed on 28 April 2006 and the award was based on offer price, design and concept, tourism appeal as well as the strength of the prospective lessee and operator.

- END -

Issued by Sentosa Cove Pte Ltd & City Developments Limited

For more information (media only), please contact:

Sentosa Cove
Robin Goh
Communications Manager
DID: (65) 6279 1776
Fax: (65) 6275 0161
Mobile: (65) 9093 5772
Email: robin_goh@sentosa.com.sg

City Developments Limited
Belinda Lee
Senior Manager
Head, Corporate Communications
DID: (65) 6428 9315
Fax: (65) 6438 0800
Mobile: (65) 9751 1004
Email: belindalee@cdl.com.sg

Gerry de Silva
Head, Group Corporate Affairs
Hong Leong Group Singapore
DID: (65) 6428 9308
Mobile: (65) 9731 7122
Email: gerry@cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	26-Jul-2006 17:17:50
Announcement No.	00069

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by subsidiary company, Millennium & Copthorne Hotels plc on Board Change
Description	Please refer to the attached announcement issued by Millennium & Copthorne Hotels plc on 26 July 2006.
Attachments:	TonyPotterfinal.pdf Total size = **16K** (2048K size limit recommended)

26 July 2006

Millennium & Copthorne Hotels plc
Board Change

Millennium & Copthorne Hotels plc today announces that Tony Potter, a main Board director for the past seven years - five years as Chief Operating Officer and two years as Chief Executive Officer - has decided to leave the Company to relocate outside the UK for family reasons.

Kwek Leng Beng, Chairman of Millennium & Copthorne, commented:

"I have known Tony for seven years and am disappointed to see him leave, whilst I fully understand his reasons for doing so. I look forward to continuing to work with him while we find an appropriate replacement."

Tony Potter, Chief Executive of Millennium & Copthorne, commented:

'I have had a very enjoyable seven years at Millennium & Copthorne and I am proud to be associated with the progress that the company has made. Whilst I am sorry to be leaving, I believe that now is the right time for me to take on new opportunities."

Millennium & Copthorne will be announcing its Interim Results for the half year to 30 June 2006 on 4 August 2006. At these results, it will confirm that the outlook for the year as a whole remains in line with the expectations set out in December 2005.

For further information please contact:

Tony Potter, Group Chief Executive Millennium & Copthorne Hotels plc	+44 (0) 207 872 2444
Ben Foster/Charlie Watenphul Financial Dynamics	+44 (0) 207 831 3113

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Jul-2006 12:40:58
Announcement No.	00025

>> Announcement Details

The details of the announcement start here ...

Announcement Title * — Scheduled date for release of the Second Quarter and Half Year 2006 Financial Results

Description

City Developments Limited will be announcing its second quarter and half year financial results for the period ended 30 June 2006 on 14 August 2006.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Attachments:

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	01-Aug-2006 17:20:36
Announcement No.	00069

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement of Half Year Results of Subsidiary Company, CDL Investments New Zealand Limited
Description	We attach herewith the results announcement for the half year ended 30 June 2006 issued by CDL Investments New Zealand Limited on 1 August 2006, for your information.
Attachments:	CINZ-Appendix1.pdf CINZ-ChairmanReview.pdf CINZ-IncomeStmt.pdf CINZ-PressRelease.pdf Total size = **910K** (2048K size limit recommended)

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CDL INVESTMENTS NEW ZEALAND LIMITED

Results for announcement to the market

Reporting Period	6 months to 30 June 2006
Previous Reporting Period	6 months to 30 June 2005

	Amount (000s)	Percentage change
Revenue from ordinary activities	NZ$ 11,651	Up 27.0%
Profit (loss) from ordinary activities after tax attributable to security holders	NZ$ 3,797	Up 22.1%
Net profit (loss) attributable to security holders	NZ$ 3,797	Up 22.1%

Interim/Final Dividend	Amount per security	Imputed amount per security
Not Applicable	Not Applicable	Not Applicable

Record Date	Not Applicable
Dividend Payment Date	Not Applicable

Comments:	Please refer to the attached Chairman's Review.

CHAIRMAN'S REVIEW

Financial Performance:

The Directors of CDL Investments New Zealand Limited ("CDLI") are pleased to announce an operating profit after tax of $3,797,000 for the six month period ending 30 June 2006. This represents an increase of 22.1% from the corresponding period in 2005. Operating profit before tax and minorities is $5,739,000 (2005: $5,056,000). Property sales & other income of $11,944,000 was an increase of 27.4% above the corresponding period in 2005 (2005: $9,374,000). A total of 58 sections were sold.

Shareholders' funds as at 30 June 2006 were $67.6 million (31 December 2005: $64.6 million) and total assets stood at $69.0 million (31 December 2005: $66.5 million). The net tangible asset per share was 30.9 cents (31 December 2005: 30.7 cents).

Market Overview:

Within the markets that CDLI trades in, it is apparent that there is now an oversupply of sections in some areas and market segments. This reflects the current downward market cycle. The residential market is also contracting, albeit slowly, and prices have plateaued in some key areas. Although market commentators are of the view that the New Zealand economy will experience a soft landing, factors such as recent rises in mortgage interest rates cannot be ignored.

Acquisitions:

CDLI presently holds conditional contracts on 2 adjoining properties in Christchurch with a total area of 24.81 hectares.

Outlook:

The Company has traded well during the first half of the year. The increase in revenue reflects the momentum generated both in the second half of 2005 as well as the positive activity seen to date. Although trading conditions are likely to remain difficult for the remainder of 2006, CDLI's continued strategy of maintaining a wide geographic spread of sections at competitive prices has allowed the Company to stay competitive and profitable.

Wong Hong Ren
Chairman
1 August 2006

Condensed Consolidated Interim Income Statement

FOR THE HALF YEAR ENDED 30 JUNE 2006		Unaudited	Audited	Unaudited
		6 months	12 months	6 months
DOLLARS IN THOUSANDS	NOTE	to 30/6/06	to 31/12/05	to 30/6/05
Revenue		11,651	24,225	9,173
Cost of Sales		(5,186)	(8,683)	(3,296)
Gross Profit		6,465	15,542	5,877
Other Operating Income		37	95	47
Finance Income		256	206	154
Administrative Expenses		(84)	(154)	(80)
Other Operating Expenses		(935)	(2,133)	(942)
Profit Before Income Tax		5,739	13,556	5,056
Income Tax Expense	2	(1,942)	(4,433)	(1,947)
Profit for the Period		3,797	9,123	3,109
DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES				
Audit Fees		(27)	(50)	(24)
Depreciation		(3)	(10)	(4)
Interest Income		256	206	154
Leasing and Rental Expenses		(30)	(54)	(27)
Earnings Per Share (Cents)				
- Basic	3	1.75c	4.40c	1.55c
- Diluted	3	1.75c	4.40c	1.55c

CDL Investments New Zealand Limited and Subsidiaries

Condensed Consolidated Interim Statement of Recognised Income and Expense

FOR THE HALF YEAR ENDED 30 JUNE 2006	Unaudited	Audited	Unaudited
	6 months	12 months	6 months
DOLLARS IN THOUSANDS	to 30/6/06	to 31/12/05	to 30/6/05
Profit for the Period	3,797	9,123	3,109
Total Recognised Income and Expense for the Period	3,797	9,123	3,109
Attributable to:			
Equity holders of the Parent	3,797	9,123	3,109
	3,797	9,123	3,109

The attached notes on pages FIN 5 to FIN 8 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Reconciliation of Equity

DOLLARS IN THOUSANDS	Share Capital	Retained Earnings	Total Equity
Balance at 1 January 2005	24,536	31,669	56,205
Total Recognised Income and Expense	-	3,109	3,109
Dividends to Shareholders	-	(4,010)	(4,010)
Shares Issued under Dividend Reinvestment Plan	3,247	-	3,247
Balance at 30 June 2005	27,783	30,768	58,551
Balance at 1 January 2005	24,536	31,669	56,205
Total Recognised Income and Expense	-	9,123	9,123
Dividends to Shareholders	-	(4,010)	(4,010)
Shares Issued under Dividend Reinvestment Plan	3,247	-	3,247
Balance at 31 December 2005	27,783	36,782	64,565
Balance at 1 January 2006	27,783	36,782	64,565
Total Recognised Income and Expense	-	3,797	3,797
Dividends to Shareholders	-	(4,213)	(4,213)
Shares Issued under Dividend Reinvestment Plan	3,463	-	3,463
Balance at 30 June 2006	31,246	36,366	67,612

The attached notes on pages FIN 5 to FIN 8 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Balance Sheet

AS AT 30 JUNE 2006 DOLLARS IN THOUSANDS	Unaudited 6 months 30/6/06	Audited Year 31/12/05	Unaudited 6 months 30/6/05
SHAREHOLDERS' EQUITY			
Issued Capital	31,246	27,783	27,783
Retained Earnings	36,366	36,782	30,768
Total Equity	67,612	64,565	58,551
Represented by:			
NON CURRENT ASSETS			
Plant, Furniture and Equipment	25	25	32
Development Property	39,096	41,868	36,353
Total Non Current Assets	39,121	41,893	36,385
CURRENT ASSETS			
Cash and Cash Equivalents	11,380	8,133	4,572
Trade and Other Receivables	1,381	1,281	938
Income Tax Receivable	608	221	-
Development Property	16,582	14,955	18,905
Total Current Assets	29,951	24,590	24,415
Total Assets	69,072	66,483	60,800
NON CURRENT LIABILITIES			
Deferred Tax Liabilities	453	485	483
Total Non Current Liabilities	453	485	483
CURRENT LIABILITIES			
Trade and Other Payables	973	1,393	751
Employee Entitlements	34	40	52
Income Tax Payable	-	-	963
Total Current Liabilities	1,007	1,433	1,766
Total Liabilities	1,460	1,918	2,249
Net Assets	67,612	64,565	58,551

The attached notes on pages FIN 5 to FIN 8 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Statement of Cash Flows

FOR THE HALF YEAR ENDED 30 JUNE 2006 DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/06	Unaudited 6 months to 30/6/05
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash was provided from:		
Receipts from Customers	11,608	8,740
Interest Received	236	154
	11,844	8,894
Cash was applied to:		
Payments to Suppliers and Employees	(5,483)	(12,085)
Income Tax Paid	(2,361)	(1,292)
	(7,844)	(13,377)
Net Cash Inflow / (Outflow) from Operating Activities	4,000	(4,483)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash was applied to:		
Purchase of Fixed Assets	(3)	(2)
Net Cash Outflow From Investing Activities	(3)	(2)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash was provided from:		
Reinvestment of Dividends into Shares Issued	3,463	3,247
Cash was applied to:		
Dividends Paid	(4,213)	(4,010)
Net Cash Outflow from Financing Activities	(750)	(763)
Net Increase / (Decrease) in Cash and Cash Equivalents	3,247	(5,248)
Add Opening Cash and Cash Equivalents Brought Forward	8,133	9,820
Closing Cash and Cash Equivalents	11,380	4,572

RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit after Taxation	3,797	3,109
Adjusted for non cash items:		
Depreciation	3	4
Income Tax Expense	1,942	1,947
Adjustments for movements in working capital:		
(Increase) / Decrease in Receivables	(100)	(480)
(Increase) / Decrease in Development Properties	1,145	(7,894)
Increase / (Decrease) in Payables	(426)	123
Cash generated from Operating Activities	6,361	(3,191)
Income Tax Paid	(2,361)	(1,292)
Cash Inflows / (Outflows) from Operating Activities	4,000	(4,483)

The attached notes on pages FIN 5 to FIN 8 form part of, and are to be read in conjunction with, these Financial Statements.

1. Significant accounting policies

CDL Investments New Zealand Limited (the "Company") is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. CDL Investments New Zealand Limited is an issuer in terms of the Financial Reporting Act 1993. The condensed consolidated interim financial statements of the Company for the six month period ended 30 June 2006 comprise the Company and its subsidiary (together referred to as the "Group").

The condensed consolidated interim financial statements were authorised for issuance on 28 July 2006.

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (NZ IFRSs). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

(b) Basis of preparation

The financial statements have been prepared in accordance with the requirements of the Companies Act 1993, Financial Reporting Act 1993 and NZ IFRSs.

The financial statements are presented in New Zealand Dollars, rounded to the nearest thousand. They are prepared on the historical cost basis.

The preparation of the condensed consolidated interim financial statements in conformity with NZ IAS 34 *Interim Financial Reporting* requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The accounting policies have been applied consistently throughout the Group for purposes of these condensed consolidated interim financial statements.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the condensed consolidated interim financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(e) Plant, furniture and equipment

Items of plant, furniture and equipment are stated at cost less accumulated depreciation.

Depreciation on assets is calculated using the straight-line method to allocate cost to their residual values over the estimated useful lives as follows:

Plant, furniture and equipment	3 - 10 years

When parts of an item of plant, furniture and equipment have different useful lives, those components are accounted for as separate items of plant, furniture and equipment.

(f) Development property

Property held for future development is stated at the lower of cost and net realisable value. Cost includes the cost of acquisition, development, and holding costs such as interest and rates. Interest and other holding costs incurred after completion of development are expensed as incurred. All holding costs are written off through the income statement in the period incurred with the exception of interest holding costs which are capitalised during the period when active development is taking place. Revenue and profit are not recognised on development property until the legal title passes to the buyer when the full settlement of the purchase consideration of the property occurs.

(g) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(h) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses.

(i) Impairment

The carrying amounts of the Group's assets, other than deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount of the Group's receivables with short duration are not discounted.

(i) Impairment (cont'd)

(ii) Reversals of impairment
An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

(j) Revenue

Revenue represents amounts derived from income from land and property sales which is recognised on the transfer of the related significant risk and rewards of ownership.

(k) Income tax

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

(l) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Geographic segments
The Group operates in the following main geographic segment:

- New Zealand.

Business segments
The Group operates in the following main business segment:

- Property operations, comprising the development and sale of land and development property.

2. Income taxes

Income tax on the profit or loss for the interim periods presented comprises current and deferred tax. Income tax is the expected tax payable on the taxable income for the period, calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

Current tax is the expected tax payable on the taxable income for the year, using rates enacted at the balance sheet date. The current tax expense for the six month periods ended 30 June 2006 and 2005 were calculated based on the estimated average annual effective income tax rate.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The deferred tax expense for the six month periods ended 30 June 2006 and 2005 were calculated based on the estimated average annual effective income tax rate.

The estimated annual effective income tax rate calculated on this basis is 33.8% (30 June 2005: 38.5%).

3. Earnings per share

Six month period ended 30 June 2006

The basic earnings per share of 1.75 cents (30 June 2005: earnings per share of 1.55 cents) are based on a profit of $3,797,000 (30 June 2005: profit of $3,109,000) and a weighted average number of shares of 216,836,443 (30 June 2005: 201,178,654) in issue in the period. The diluted earnings per share of 1.75 cents (30 June 2005: earnings per share of 1.55 cents) are based on a weighted average number of shares of 216,836,443 (30 June 2005: 201,178,654) in issue in the period adjusted for the exercise of dilutive share options.

4. Material events subsequent to the end of the interim period

There were no material events subsequent to the end of the six month period ended 30 June 2006 (30 June 2005: Nil) that would require disclosure.

5. Changes in contingent liabilities and contingent assets since last annual balance sheet date

There were no changes in contingent liabilities and contingent assets that would require disclosure for the six month period ended 30 June 2006 (30 June 2005: Nil).

6. Related party transactions

CDL Investments New Zealand Limited is a subsidiary of Millennium & Copthorne Hotels New Zealand Limited (formerly CDL Hotels New Zealand Limited) by virtue of Millennium & Copthorne Hotels New Zealand Limited owning 63.48% (2005: 62.46%) of the Company. Millennium & Copthorne Hotels New Zealand Limited is 70.22% owned by CDL Hotels Holdings New Zealand Limited, which is wholly owned by Millennium & Copthorne Hotels plc in the United Kingdom. The ultimate holding company is Hong Leong Investment Holdings Pte Ltd in Singapore.

During the six month period ending 30 June 2006, CDL Investments New Zealand Limited has reimbursed its parent, Millennium & Copthorne Hotels New Zealand Limited, for $93,000 (30 June 2005: $99,000) in operating expenses incurred by the parent on behalf of the Group.

1 August 2006

CDL INVESTMENTS DELIVERS ANOTHER POSITIVE RESULT

Property development and investment company CDL Investments New Zealand Limited (CDLI) today announced its (unaudited) results for the six months to 30 June 2006.

• Operating profit after tax	$3,797,000 (2005: $3,109,000)
• Operating profit before tax and minorities	$5,739,000 (2005: $5,056,000)
• Property sales and other income	$11,944,000 (2005: $9,374,000)
• Shareholders Funds	$67.6 million (31/12/05: $64.6m)
• Total assets	$69.0 million (31/12/05: $66.5 m)
• Net tangible asset value	30.9c per share (31/12/05: 30.7c)

Commenting on the results, Chairman Mr. H R Wong said, "The increase in revenue and profit reflects the momentum generated both in the second half of 2005 as well as the positive activity seen to date".

Executive Director John Lindsay said, "CDL Investments has delivered another good result. I am particularly pleased with the increase in our revenue given that the property market is on a downward cycle. In general, the residential market is coming off historic highs and factors such as increases in mortgage interest rates conditions need to be factored in".

Mr. Lindsay also signaled that the Company was looking carefully at the markets that it traded in to maximize value and returns. "Our success to date has been due to sound management of a geographically diverse and well-positioned portfolio. While CDL Investments has historically focused on the residential market, we are also starting to look at how we can further maximize returns on our land assets and we have commenced initial feasibility work on a number of options for diversification and investment", he said.

Mr. Lindsay said that the Company would continue to monitor trading conditions carefully and look to retain its market share. "We are confident we can deliver another positive result for 2006", he said. .

ENDS

Issued by CDL Investments New Zealand Ltd

Any inquiries please contact:
John Lindsay
General Manager
CDL Investments New Zealand Ltd
(09) 913 8077

or

Takeshi Ito
Company Secretary
(09) 913 8005

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	03-Aug-2006 12:32:45
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Half Year Results of Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited
Description	We attach herewith the results announcement for the half year ended 30 June 2006 issued by Millennium & Copthorne Hotels New Zealand Limited on 3 August 2006, for your information.
Attachments:	MCNZ-Appendix1.pdf MCNZ-ChairmanReview.pdf MCNZ-FinancialStatements.pdf MCNZ-PressRelease.pdf Total size = **1320K** (2048K size limit recommended)

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MILLENNIUM & COPTHORNE HOTELS NEW ZEALAND LIMITED

Results for announcement to the market

Reporting Period	6 months to 30 June 2006
Previous Reporting Period	6 months to 30 June 2005

	Amount (000s)	Percentage change
Revenue from ordinary activities	NZ$ 98,100	Up 31.5%
Profit (loss) from ordinary activities after tax attributable to security holders	NZ$ 11,348	Up 6.4%
Net profit (loss) attributable to security holders	NZ$ 11,348	Up 6.4%

Interim/Final Dividend	Amount per security	Imputed amount per security
Not Applicable	Not Applicable	Not Applicable

Record Date	Not Applicable
Dividend Payment Date	Not Applicable

Comments	Please refer to the attached Chairman's Review.

CHAIRMAN'S REVIEW

Financial Performance:

The Directors of Millennium & Copthorne Hotels New Zealand Limited ("MCK") are pleased to announce an unaudited operating profit after tax of $11.35 million for the six month period ending 30 June 2006 (2005: $10.67 million). Operating profit before tax and minorities was $22.00 million (2005: $18.05 million) with the New Zealand Hotel Operations contributing 47.0% and CDL Investments New Zealand Limited contributing 26.5% and the Australian operations contributing 26.5%.

Group results for the six months ending 30 June 2006 – NZ IFRS

Group revenue and other income for the period under review was $102.47 million. This was an increase of 31.4% on 2005 (2005: $77.98 million). Part of the increase in group revenue can be attributed to the sale of apartments at the Zenith Residences in Sydney during 2006 as against the operation of the Kingsgate Shopping Centre which was sold during 2005 and contributed revenue for the corresponding period last year. Gross Operating Profit increased by 7.72% to $47.69 million (2005: $44.27 million).

New Zealand Hotel Operations:

Total revenue for the New Zealand Hotel operations (19 owned or leased and operated hotels excluding 12 franchised properties) for the period under review was $64,913,000. (2005: $65,132,000). Hotel occupancy was positive with average figure remaining at 71.2% across the group despite slowing visitor numbers.

The Company has already undertaken refurbishment work at various of its properties during the year and is actively considering work at some of its other properties.

Recognising the importance of the conference and incentives market segment, the Group launched a new dedicated website www.meetingsnz.co.nz

The Company assumed the management of the Copthorne Hotel Hokianga and also extended its lease of the Kingsgate Hotel Greenlane during this period.

CDL Investments New Zealand Limited ('CDLI') :

CDLI announced an unaudited operating profit after tax for the six months ended 30 June 2006 of $3.80 million. This was a increase of 22.1 percent for the same period last year. Property sales revenue for the period was $11.65 million, up from the $9.17 million in 2005. CDLI is however conscious that recent economic indicators are pointing to a slow down in the New Zealand economy.

MCK increased its stake in CDLI by taking its most recent dividend in shares. MCK now holds 63.48% (2005: 62.46%) of CDLI.

Australian Operations:

Construction on the Zenith Residences in Sydney was completed within the period under review. We continue to actively market the units for sale.

Outlook:

Since the last quarter of 2005, international visitor numbers have decreased, notably the Japanese market. Growth from traditionally strong markets such as Australia has also been flat. However, new markets such as China are growing at a pleasing rate and the introduction of direct air services later in 2006 will likely allow growth to continue.

Despite the prevailing conditions, the Group has generally performed positively and in line with expectations during the period under review and the Board believes that this will continue during the second half of 2006. However, the Board is very conscious that recently announced initiatives to boost visitor numbers and the positive benefits of any further fall in the New Zealand Dollar will take some time to deliver tangible benefits to the tourism sector and to the Company.

The Board and management remain focused on delivering another positive result for 2006.

Wong Hong Ren
Chairman
2 August 2006

Condensed Consolidated Interim Income Statement

FOR THE HALF YEAR ENDED 30 JUNE 2006		Unaudited	Audited	Unaudited
		6 months	Year	6 months
DOLLARS IN THOUSANDS	NOTE	to 30/6/06	31/12/05	to 30/6/05
Revenue		98,100	152,740	74,587
Cost of Sales		(50,406)	(61,659)	(30,313)
Gross Profit		47,694	91,081	44,274
Other Operating Income		2	13,880	726
Interest Income		4,366	5,631	2,666
Administrative Expenses		(17,120)	(34,380)	(17,081)
Other Operating Expenses		(11,247)	(22,489)	(11,013)
Operating Profit Before Finance Costs		23,695	53,723	19,572
Finance Costs		(1,692)	(2,965)	(1,518)
Profit Before Tax		22,003	50,758	18,054
Income Tax Expense		(6,275)	(14,598)	(4,240)
Profit for the Period		15,728	36,160	13,814
Attributable to:				
Equity holders of the Parent		11,348	25,560	10,666
Minority Interest		4,380	10,600	3,148
		15,728	36,160	13,814
DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES				
Amortisation of Intangibles		(251)	(536)	(314)
Audit Fees		(183)	(403)	(160)
Depreciation		(4,492)	(8,069)	(4,132)
Interest Income		4,366	5,631	2,666
Interest Expense		(1,692)	(2,965)	(1,518)
Leasing and Rental Expenses		(6,236)	(11,559)	(5,542)
Net Gain / (Loss) on Disposal of Property, Plant and Equipment		(100)	132	615
Earnings Per Share (Cents)				
- Basic	3	3.25c	10.34c	3.05c
- Diluted	3	3.25c	10.34c	3.05c

The attached notes on pages FIN 6 to FIN 11 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Balance Sheet

AS AT 30 JUNE 2006 DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/06	Audited Year 31/12/2005	Unaudited 6 months to 30/6/05
SHAREHOLDERS' EQUITY			
Issued Capital	430,330	430,330	430,330
Reserves	(88,320)	(105,978)	(123,516)
Treasury Stock	(85)	(85)	(85)
Minority Interests	127,690	116,161	109,592
Total Equity	469,615	440,428	416,321
Represented by:			
NON CURRENT ASSETS			
Property, Plant and Equipment	232,009	232,106	225,452
Development Properties	39,096	41,868	103,607
Intangible Assets	4,994	5,246	5,466
Total Non Current Assets	276,099	279,220	334,525
CURRENT ASSETS			
Cash and Cash Equivalents	170,546	132,958	80,672
Trade and Other Receivables	13,293	15,898	15,010
Inventories	1,754	2,203	1,589
Investment Properties for Resale	-	-	19,629
Development Properties	83,815	90,675	42,012
Total Current Assets	269,408	241,734	158,912
Total Assets	545,507	520,954	493,437
NON CURRENT LIABILITIES			
Interest-bearing Loans and Borrowings	-	-	41,321
Provisions	1,937	1,787	2,681
Deferred Tax Liabilities	13,694	13,302	12,812
Total Non Current Liabilities	15,631	15,089	56,814
CURRENT LIABILITIES			
Bank Overdraft	-	-	1,515
Interest-bearing Loans and Borrowings	42,728	43,570	-
Trade and Other Payables	15,696	17,205	15,867
Related Parties	650	318	707
Provisions	1,115	1,077	1,000
Income Tax Payable	72	3,267	1,213
Total Current Liabilities	60,261	65,437	20,302
Total Liabilities	75,892	80,526	77,116
Net Assets	469,615	440,428	416,321

The attached notes on pages FIN 6 to FIN 11 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Statements of Changes in Equity

	Attibutable to Equity Holders of the Parent						Minority	Total
DOLLARS IN THOUSANDS	Share Capital	Revaluation Reserves	Exchange Reserves	Accumulated Losses	Treasury Stock	Total	Interests	Equity
Balance at 1 January 2005	430,330	57,272	(4,001)	(177,995)	(85)	305,521	107,869	413,390
Movement in Exchange Translation Reserve	-	-	15	-	-	15	10	25
Income and Expense recognised directly in Equity	-	-	15	-	-	15	10	25
Transfer of Realised Profit	-	(1,980)	-	-	-	(1,980)	-	(1,980)
Profit for the Period	-	-	-	10,666	-	10,666	3,148	13,814
Total Recognised Income and Expense	-	(1,980)	15	10,666	-	8,701	3,158	11,859
Dividends paid to:								
Equity holders of the Parent	-	-	-	(7,335)	-	(7,335)	-	(7,335)
Minority Interests	-	-	-	-	-	-	(1,956)	(1,956)
Movement in Minority Interest	-	-	(2)	(156)	-	(158)	521	363
Balance at 30 June 2005	430,330	55,292	(3,988)	(174,820)	(85)	306,729	109,592	416,321
Balance at 1 January 2005	430,330	57,272	(4,001)	(177,995)	(85)	305,521	107,869	413,390
Revaluation of Property, Plant and Equipment	-	3,723	-	-	-	3,723	-	3,723
Movement in Exchange Translation Reserve	-	-	(1,038)	-	-	(1,038)	(668)	(1,706)
Income and Expense recognised directly in Equity	-	3,723	(1,038)	-	-	2,685	(668)	2,017
Transfer of Realised Profit	-	(1,980)	-	-	-	(1,980)	-	(1,980)
Profit for the Year	-	-	-	25,560	-	25,560	10,600	36,160
Total Recognised Income and Expense	-	1,743	(1,038)	25,560	-	26,265	9,932	36,197
Dividends paid to:								
Equity holders of the Parent	-	-	-	(7,335)	-	(7,335)	-	(7,335)
Minority Interests	-	-	-	-	-	-	(2,160)	(2,160)
Movement in Minority Interest	-	-	-	(184)	-	(184)	520	336
Balance at 31 December 2005	430,330	59,015	(5,039)	(159,954)	(85)	324,267	116,161	440,428
Balance at 1 January 2006	430,330	59,015	(5,039)	(159,954)	(85)	324,267	116,161	440,428
Transfer of Reserves	-	412	-	(412)	-	-	-	-
Movement in Exchange Translation Reserve	-	-	13,930	-	-	13,930	8,793	22,723
Income and Expense recognised directly in Equity	-	412	13,930	(412)	-	13,930	8,793	22,723
Profit for the Period	-	-	-	11,348	-	11,348	4,380	15,728
Total Recognised Income and Expense	-	412	13,930	10,936	-	25,278	13,173	38,451
Dividends paid to:								
Equity holders of the Parent	-	-	-	(7,335)	-	(7,335)	-	(7,335)
Minority Interests	-	-	-	-	-	-	(2,294)	(2,294)
Movement in Minority Interest	-	-	-	(285)	-	(285)	650	365
Balance at 30 June 2006	430,330	59,427	8,891	(156,638)	(85)	341,925	127,690	469,615

The attached notes on pages FIN 6 to FIN 11 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Statement of Cash Flows

FOR THE HALF YEAR ENDED 30 JUNE 2006 DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/06	Unaudited 6 months to 30/6/05
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash was provided from:		
Receipts from Customers	101,335	76,116
Interest Received	4,346	2,666
	105,681	78,782
Cash was applied to:		
Payments to Suppliers and Employees	(79,456)	(64,751)
Interest Paid	(1,822)	(1,518)
Income Tax Paid	(9,810)	(2,616)
	(91,088)	(68,885)
Net Cash Inflow from Operating Activities	14,593	9,897
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash was provided from:		
Proceeds from Sale of Residential Development Properties	22,387	-
Sale of Property, Plant and Equipment	-	12,301
	22,387	12,301
Cash was applied to:		
Purchase of Property, Plant and Equipment	(4,380)	(3,196)
Purchase of Investments	-	(20,386)
	(4,380)	(23,582)
Net Cash Inflow / (Outflow) From Investing Activities	18,007	(11,281)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash was applied to:		
Repayment of Borrowings	(842)	(4)
Dividends Paid to Shareholders of Millennium & Copthorne Hotels New Zealand Ltd	(7,335)	(7,335)
Dividends Paid to Minority Shareholders	(2,294)	(1,956)
Net Cash Outflow from Financing Activities	(10,471)	(9,295)
Net Increase / (Decrease) in Cash Held	22,129	(10,679)
Add Opening Closing Cash and Cash Equivalents	132,958	89,363
Exchange Rate Adjustment	15,459	473
Closing Cash and Cash Equivalents	170,546	79,157
Comprising:		
Cash and Cash Equivalents	170,546	80,672
Bank Overdraft	-	(1,515)
Closing Cash and Cash Equivalents	170,546	79,157

The attached notes on pages FIN 6 to FIN 11 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Statement of Cash Flows

DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/06	Unaudited 6 months to 30/6/05
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit after Taxation	15,728	13,814
Adjusted for non cash items:		
Amortisation of Intangibles	251	314
Depreciation	4,492	4,132
Income Tax Expense	6,275	4,240
(Gain) / Loss on Disposal of Property, Plant and Equipment	100	(615)
Adjustments for movements in working capital:		
(Increase) / Decrease in Receivables	3,213	1,555
(Increase) / Decrease in Inventories	449	(70)
(Increase) / Decrease in Development Properties	(4,984)	(7,894)
Increase / (Decrease) in Payables	239	(1,418)
Increase / (Decrease) in Related Parties	332	(27)
Cash generated from Operations	26,095	14,031
Interest Paid (including capitalised interest)	(1,692)	(1,518)
Income Tax Paid	(9,810)	(2,616)
Cash Inflows from Operating Activities	14,593	9,897

The attached notes on pages FIN 6 to FIN 11 form part of, and are to be read in conjunction with, these Financial Statements.

1. Significant accounting policies

Millennium & Copthorne Hotels New Zealand Limited (formerly CDL Hotels New Zealand Limited) is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. Millennium & Copthorne Hotels New Zealand Limited (the "Company") is an issuer in terms of the Financial Reporting Act 1993. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as the "Group").

The condensed consolidated interim financial statements were authorised for issuance on 31 July 2006.

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (NZ IFRSs). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

(b) Basis of preparation

The financial statements have been prepared in accordance with the requirements of the Companies Act 1993, Financial Reporting Act 1993 and NZ IFRSs.

The financial statements are presented in New Zealand Dollars, rounded to the nearest thousand. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, investment property and hotel land and buildings.

The preparation of interim financial statements in conformity with NZ IAS 34 *Interim Financial Reporting* requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The accounting policies have been applied consistently throughout the Group for the purposes of these condensed consolidated interim financial statements.

(c) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to dollars at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to New Zealand dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly as a separate component of equity.

Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the exchange reserve. They are released into the income statement upon disposal.

(e) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(f) Hedging

Hedge of monetary assets and liabilities

When a derivative financial instrument is used as an economic hedge of the interest rate exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in the income statement.

(g) Property, plant and equipment

Initial recording

Items of property, plant and equipment are initially stated at cost less accumulated depreciation and impairment losses, except where certain assets have been revalued. The cost of purchased property, plant and equipment is the value of the consideration given to acquire the assets and the value of other directly attributable costs, which have been incurred in bringing the assets to the location and condition necessary for their intended service. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Subsequent measurement

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Revaluation

Land and buildings are shown at fair value, based on a triennial cycle, valuations by independent registered valuers less subsequent depreciation for buildings. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. Any decrease in value that offset a previous increase in value of the same asset is charged against reserves in equity, any other decrease in value is charged to the income statement.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives,
as follows:

Building core	50 years or lease term if shorter
Building surfaces and finishes	30 years or lease term if shorter
Plant and machinery	15 - 20 years
Furniture and equipment	10 years
Soft furnishings	5 - 7 years
Computer equipment	5 years
Motor vehicles	4 years

No residual values are ascribed to building surfaces and finishes. Residual values ascribed to building core depend on the nature, location and tenure of each property. Residual values are reassessed annually.

Capital expenditure on major projects is recorded separately within fixed assets as capital work in progress. Once the project is complete the balance is transferred to the appropriate fixed asset categories. Capital work in progress is not depreciated.

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement account on the date of retirement or disposal.

(g) Property, plant and equipment (cont'd)

Operating supplies are treated as a base stock and renewals and replacements of such stocks are written off to the income statement as incurred.

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(i) Investments in subsidiaries

Investments in subsidiaries are stated at cost less any provision for permanent diminution in value, which is recorded through the income statement.

(j) Development properties

Property held for future development is stated at the lower of cost and net realisable value. Cost includes the cost of acquisition, development, and holding costs such as interest and rates. Interest and other holding costs incurred after completion of development are expensed as incurred. All holding costs are written off through the income statement in the year incurred with the exception of interest holding costs which are capitalised during the period when active development is taking place. Revenue and profit are not recognised on development properties until the transfer of legal title, which reflects the transfer of the risks and rewards of ownership.

(k) Intangible assets

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries. In respect of business acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment (see accounting policy (n)).

Negative goodwill arising on an acquisition is recognised directly in the income statement.

Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (n)).

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of other intangible assets.

The estimated useful lives utilised are as follow:

Management contracts	12 years
Leasehold interests	10 – 27 years

(l) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses (see accounting policy (n)).

(m) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(n) Impairment

The carrying amounts of the Group's assets other than investment property, inventories, and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill the recoverable amount is estimated at each annual balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is treated as a revaluation decrease.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount

The recoverable amount of the Group's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

(o) Employee long-term service benefits

The Group's net obligation in respect of long-term service benefits, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using their present remuneration and an assessment of likelihood the liability will arise.

(p) Revenue

Revenue represents amounts derived from:

- The ownership, management and operation of hotels: recognised on an accruals basis to match the provision of the related goods and services.
- Income from property rental: recognised on an accruals basis, straight line over the lease period. Lease incentives granted are recognised as an integral part of the total rental income.
- Income from land and property sales: recognised on the transfer of the related significant risk and rewards of ownership.

(q) Finance expenses and income

Finance expenses comprise interest payable on borrowings calculated using the effective interest rate method, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement.

Finance income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity's right to receive payments is established which in the case of quoted securities is the ex-dividend date.

Interest attributable to funds used to finance the acquisition, development, or construction of new hotels, major extensions to existing hotels or development properties is capitalised gross of tax relief and added to the cost of the hotel core buildings or development property.

(r) Income tax

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. The current tax expenses for the six month periods ended 30 June 2006 and 2005 were calculated based on the estimated average annual effective income tax rate.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. The deferred tax expenses for the six month periods ended 30 June 2006 and 2005 were calculated based on the estimated average annual effective income tax rate.

The estimate annual effective income tax rate calculated on this basis is 28.5% (30 June 2005: 23.5%).

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

(s) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

2. Segment reporting

Segment information is presented in the consolidated interim financial statements in respect of the Group's business and geographical segments. Business segments are the primary basis of segment reporting. Segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments
The Group operates in the following main business segments:

- Hotel operations, comprising income from the ownership and management of hotels.
- Property operations, comprising the development and sale of land and development properties and investment property rental income.

Geographical segments

The Group operates in the following main geographic segments:

- New Zealand.
- Australia.

2. Segment reporting (cont'd)

Segment Reporting for the six months to 30 June 2006

Business Segments

	Hotel		Property		Group	
Dollars in thousands	**2006**	2005	**2006**	2005	**2006**	2005
Segment Revenue	**64,913**	65,132	**37,555**	12,847	**102,468**	77,979
Segment Profit before Tax	**10,340**	11,046	**11,663**	7,008	**22,003**	18,054
Income Tax Expense					**(6,275)**	(4,240)
Profit for the Period					**15,728**	13,814

Geographical Segments

	New Zealand		Australia		Group	
Dollars in thousands	**2006**	2005	**2006**	2005	**2006**	2005
Segment Revenue	**76,873**	74,515	**25,595**	3,464	**102,468**	77,979
Segment Profit before Tax	**16,176**	16,088	**5,827**	1,966	**22,003**	18,054
Income Tax Expense					**(6,275)**	(4,240)
Profit for the Period					**15,728**	13,814

3. **Earnings per share**

Six month period ended 30 June 2006

The basic earnings per share of 3.25 cents (30 June 2005: earnings per share of 3.05 cents) are based on a profit of $11.35m (30 June 2005: profit of $10.66m) and a weighted average number of shares of 349,268,439 (30 June 2005: 349,268,439) in issue in the period. The fully diluted earnings per share of 3.25 cents (30 June 2005: earnings per share of 3.05 cents) are based on a weighted average number of shares of 349,268,439 (30 June 2005: 349,268,439) in issue in the period adjusted for the exercise of dilutive share options.

4. **Material events subsequent to the end of the interim period**

There were no material events subsequent to the end of the six month period ended 30 June 2006 (30 June 2005: Nil) that would require disclosure.

5. **Changes in contingent liabilities and contingent assets since last annual balance sheet date**

There were no such changes in contingent liabilities and contingent assets that would require disclosure for the six month period ended 30 June 2006 (30 June 2005: Nil).

6. **Related party transactions**

Millennium & Copthorne Hotels New Zealand Limited is a 70.22% owned subsidiary of CDL Hotels Holdings New Zealand Limited which is a wholly owned subsidiary of Millennium & Copthorne Hotels plc in the United Kingdom. The ultimate parent company is Hong Leong Investment Holdings Pte Ltd in Singapore.

During the six month period ending 30 June 2006, costs amounting to $154,000 (30 June 2005: $125,000) have been recorded in the Income Statement in respect of:

- Reimbursement of operating expenses incurred by Millennium & Copthorne Hotels plc on behalf of the New Zealand subsidiary; and
- Fees payable to Millennium & Copthorne Hotels plc for the provision of management and marketing support.

3 August 2006

MILLENNIUM & COPTHORNE HOTELS NEW ZEALAND ANNOUNCES INCREASE IN HALF-YEAR PROFIT AND REVENUE

New Zealand's largest hotel owner / operator, Millennium & Copthorne Hotels New Zealand Limited ("MCK"), today announced its (unaudited) results for the six months to 30 June 2006.

- Operating profit after tax — $11.35 million (2005: $10.67m)
- Operating profit before tax and minorities — $22.00 million (2005: $18.05m)

- Group Revenue and other income — $102.47 million (2005: $77.98m)
- Average hotel occupancy across the Group — 71.2%

In his Review, Chairman Mr. HR Wong said that the Group had generally performed positively and in line with expectations during the first half of the year. Managing Director Mr. B K Chiu was also positive about the results for the year to date. "It's a good result to date when you take into account slower growth from key international markets and fewer visitor numbers to New Zealand", he said.

Noting that the market dynamics in 2006 were different from those in the past few years, Mr. Chiu also stressed the need for the Company to position itself to react quickly to changes in market conditions. "Having a portfolio of 31 hotels under the Millennium, Copthorne and Kingsgate brands opens up opportunities across a wide range of market segments and we will continue to use this advantage. We will work to utilise our assets harder in the best possible way", he said.

Mr. Chiu highlighted two specific initiatives which were a direct response to customer and stakeholder demand. "Earlier this year, we launched the www.meetingsnz.co.nz website, an online search and booking tool targeted at conference and incentive organisers. The feedback we have received to date has been fantastic. We have also been promoting our 2006 winter campaign and this has generated domestic business across our network and there are many Kiwis who will be enjoying their winter break at a Millennium, Copthorne or Kingsgate property this year", he said.

The Company also continued to invest in its training and development programmes and Mr. Chiu was delighted with the Company's recent success at the 2006 Hospitality Standards Institute Excellence in Training Awards. "I am very pleased that our investment in our people is being recognised and that we were selected as finalists in several categories and won two of the awards. We are one of New Zealand's largest trainers in the hospitality industry with our trainees and Modern Apprentices completing National Qualifications in the workplace.

We are committed to continuing our investment in our people so that they can deliver to our guests the best possible hospitality experience in New Zealand", Mr. Chiu said.

The Company had also concluded a sponsorship agreement with the New Zealand Symphony Orchestra. "We are very proud and privileged to be the Official Accommodation Provider to one of New Zealand's cultural icons", said Mr. Chiu.

Mr. Chiu confirmed that the Company had undertaken refurbishment work at several of its properties already. "Our Copthorne Hotel at Anzac Avenue, Auckland has been given a extensive guest room refurbishment and we have been very pleased with the market feedback to date, particularly from our corporate customers. Our Rotorua customers are delighted with the fresh, contemporary look of the Kingsgate Hotel Rotorua and our ski guests at Millennium Hotel Queenstown are very happy with the improved facilities", he said. Mr. Chiu also announced that the Company had taken a new lease for the Kingsgate Hotel Parnell Auckland.

MCK also owns a 63.48 per cent shareholding in the property development and investment company CDL Investments New Zealand Limited ("CDLI"). Mr. Chiu said that it was pleasing to see CDLI's improved revenue and profit performance in increasingly difficult market conditions.

Overall, Mr. Chiu stated that the Group was looking to maintain the positive momentum generated so far. "We are looking at new initiatives to stimulate demand both domestically and internationally and the Group is focused on delivering another profitable result during 2006".

Ends

Issued by Millennium & Copthorne Hotels New Zealand Ltd

Any inquiries please contact:

B K Chiu, Managing Director

Millennium & Copthorne Hotels New Zealand Ltd

(09) 913 8058